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December 21, 2018

CORRESPONDENCE FILED VIA EDGAR

Mr. Eric McPhee

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Benefit Street Partners Realty Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed March 16, 2018

File No. 000-55188

Dear Mr. McPhee:

This letter is submitted on behalf of Benefit Street Partners Realty Trust, Inc. (the “Company”) in response to your letter of comment dated December 20, 2018 with respect to the above referenced Form 10-K. For your convenience, the Staff’s comment is reported below in italics immediately preceding the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.	Please expand your disclosure in future filings to quantify the average quarterly balance of your repurchase agreements for each of the past three years, the period end balance for each of those quarters and the maximum balance at any month-end. Please also provide a discussion explaining the causes and business reasons for significant variances among these amounts.

Response: The Company notes the Staff’s comment and confirms it will expand its disclosure in future filings in the manner requested by the Staff.

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Please direct any questions or comments regarding the response of the Company to the undersigned at 202-637-5684.

Sincerely,

/s/ Michael E. McTiernan

Michael E. McTiernan

cc:	Jerome Baglien, Chief Financial Officer, Benefit Street Partners Realty Trust, Inc.

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